EXHIBIT 12
              BellSouth Telecommunications Inc.
          Computation Of Earnings To Fixed Charges
                    (Dollars In Millions)




                                             For the Three
                                              Months Ended
                                               March 31,
                                                  1997
1. Earnings

   (a) Income from continuing operations      $   1,152
before deductions for taxes and interest

   (b) Portion of rental expense
representative of interest factor                    14

     TOTAL                                    $   1,166

2. Fixed Charges

   (a) Interest                               $     136

   (b) Portion of rental expense
representative of interest factor                    14

     TOTAL                                    $     150

   Ratio (1 divided by 2)                           7.8